Merrill Lynch International

Form SBSE-A

Amendment - SBSE-A/A

May 10, 2023

The following changes were made in this Amendment:

Changes to Principals

Charles Peters – Added as Chief Financial Officer

Changes to Schedule B, Section II Item 13B

LONDON STOCK EXCHANGE GROUP PLC – removed from Execute or Trade section

TRADITION (UK) LIMITED – added to Execute or Trade section

CITIBANK, N.A. NEW YORK OFFICES - CHILE – updated name from N A Citibank in Custody, Clear, or Settle section

EUREX CLEARING AG – updated Product from Frankfurt Stock Exchanges Equities to Frankfurt Stock Exchange Equities and Repo in Custody, Clear, or Settle section

EUROCLEAR UK & INTERNATIONAL LTD – updated name from EUROCLEAR UK & IRELAND LTD in Custody, Clear, or Settle section

CITIGROUP PTY LIMITED – added in Custody, Clear, or Settle section

Changes to Schedule B, Section II Item 14

Item 14 clarified to indicate the nature of the control relationship of each parental affiliate of the SBSD.